Morgan Stanley	Free Writing Prospectus to Preliminary Pricing Supplement No. 1,243 Registration Statement Nos. 333-275587; 333-275587-01 Dated February 28, 2024; Filed pursuant to Rule 433

5-Year Buffered PLUS Based on a Performance-Allocation Basket Composed of 3 Indices

This document provides a summary of the terms of the Buffered PLUS. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$1,000 per Buffered PLUS
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	March 15 , 2024
Original issue date:	March 20, 2024 (3 business days after the pricing date)
Maturity date:	April 4, 2029
Interest:	None
Basket components:	S&P 500® Index (SPX), Russell 2000® Index (RTY) and S&P MidCap 400® Index (MID)
Payment at maturity:

The payment due at maturity per $1,000 stated principal amount will equal:

•

If the basket performance is positive:

$1,000 + ($1,000 × leverage factor × basket performance)

In no event will the payment at maturity exceed the maximum payment at maturity.

•

If the basket performance is negative but not less than -10%:

$1,000

•

If the basket performance is negative and is less than -10%:

$1,000 + [$1,000 × (basket performance + buffer amount)]

Under no circumstances will the Buffered PLUS pay less than the minimum payment at maturity of $100 per Buffered PLUS.

Weighting:	Based on the relative performance of the basket components against each other, as measured on the determination date, the weighting of each basket component will be determined by the calculation agent as follows: The basket component with the best performance will be allocated a weighting of 50%, the basket component with the second-best performance will be allocated a weighting of 30% and the basket component with the worst performance will be allocated a weighting of 20%.
Leverage factor	125%
Maximum payment at maturity:	$1,600 (160% of the stated principal amount)
Basket performance:	The sum of the performance values for each of the basket components
Performance value:	With respect to each basket component, [(final index value – initial index value) / initial index value] × weighting
Initial index value:	With respect to each basket component, the index closing value of such basket component on the pricing date
Final index value:	With respect to each basket component, the index closing value of such basket component on the determination date
Determination date:	March 29, 2029, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61771W3W6 / US61771W3W63
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000095010324003035/ dp207611_424b2-ps1243.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity1

Basket Performance	Return on Buffered PLUS
+80%	+60.00%
+70%	+60.00%
+60%	+60.00%
+50%	+60.00%
+48%	+60.00%
+40%	+50.00%
+30%	+37.50%
+20%	+25.00%
+10%	+12.50%
+5%	+6.25%
0%	0%
-5%	0%
-10%	0%
-11%	-1%
-20%	-10%
-30%	-20%
-40%	-30%
-50%	-40%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Indices

For more information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Buffered PLUS

•	The Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 10% of your principal.
•	Your appreciation potential is limited.
•	Changes in the values of one or more of the basket components may offset each other.
•	The market price of the Buffered PLUS will be influenced by many unpredictable factors.
•	The Buffered PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered PLUS.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	Investing in the Buffered PLUS is not equivalent to investing in the basket components.
•	The estimated value of the Buffered PLUS is approximately $935.70 per Buffered PLUS, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	The Buffered PLUS will not be listed on any securities exchange and secondary trading may be limited.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered PLUS in the original issue price reduce the economic terms of the Buffered PLUS, cause the estimated value of the Buffered PLUS to be less than the original issue price and will adversely affect secondary market prices.
•	Hedging and trading activity by our affiliates could potentially affect the value of the Buffered PLUS.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered PLUS.

Risks Relating to the Basket Components

•	The Buffered PLUS are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.
•	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the Buffered PLUS.
•	Adjustments to the basket components could adversely affect the value of the Buffered PLUS.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Buffered PLUS –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered PLUS, and you should consult your tax adviser.